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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
China Yuchai International Limited

Full Name of Registrant
N/A

Former Name if Applicable
16 Raffles Quay #26-00 Hong Leong Building

Address of Principal Executive Office (Street and Number)
Singapore 048581

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On July 2, 2007, the Registrant reported on Form 12b-25 the following:
Although management of China Yuchai International Limited (“CYI”) has been working to complete all the required information for its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”), and a significant part of such information has been completed as of this date, the Form 20-F could not be completed on or before the June 30, 2007 prescribed due date.
There was a change in CYI’s independent auditors during the fiscal year ended December 31, 2006. CYI appointed KPMG Singapore as its independent auditor with effect from December 12, 2006, replacing KPMG Hong Kong, its previous independent auditor. The new auditors are in the process of auditing CYI’s consolidated financial statements and, the new auditors have been evaluating the application of various accounting policies and standards to CYI’s financial results in accordance with U.S. GAAP. CYI’s auditors have also requested certain information from CYI and its subsidiaries which will require additional time for management to produce. As a result, CYI is not yet able to finalize its consolidated financial statements for inclusion in Form 20-F in time for filing by June 30, 2007.
On August 3, 2007, the Registrant announced that its Audit Committee was in the process of conducting an independent inquiry into the facts and circumstances of potential accounting errors of approximately RMB 168 million (approximately $22.5 million) by the Registrant’s subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), in Yuchai’s accounts for fiscal years ended December 31, 2005 and December 31, 2006. On January 22, 2008, the Registrant announced the conclusions reached by the Audit Committee upon the completion of its independent inquiry. The Registrant has now commenced the process of determining what adjustments need to be made to correct the errors, and whether any such adjustments will result in a restatement of the Registrant’s 2005 audited financial statements. As described above, the Registrant is also in the process of evaluating the application of U.S. GAAP regarding certain matters that have come to its attention during the audit of the 2006 consolidated financial statements as they apply to the 2006 consolidated financial statements and potentially to the Registrant’s 2005 consolidated financial statements.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ho Tuck Chuen	65	6322 6202
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As previously reported on Form 12b-25, Form 20-F for the fiscal year ended December 31, 2005 was filed after the filing deadline of June 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the narrative in Part III above.

China Yuchai International Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 23, 2008	By:	/s/ Ho Tuck Chuen

		Name:	Ho Tuck Chuen
		Title:	Chief Financial Officer and Director